Mail Stop 4561

      September 9, 2005

Jack A. Cuneo
President and Chief Executive Officer
CB Richard Ellis Realty Trust
865 South Figueroa Street, Suite 3500
Los Angeles, California 90017

Re:	CB Richard Ellis Realty Trust
      Form S-11
      Filed on August 10, 2005
      File No. 333-127405

Dear Mr. Cuneo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General Comments
1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.



2. We note that you are registering shares to be offered under a dividend reinvestment plan to investors in the offering. Please advise us whether persons who become shareholders other than by participating in the offering may purchase shares through the dividend reinvestment plan, and, if so, whether you intend to distribute to those persons a separate prospectus relating solely to the dividend reinvestment plan. Please also advise us whether you intend to keep updated and distribute the prospectus included in this registration statement so long as offers and sales are being made under the dividend reinvestment plan or if you intend to use a separate prospectus relating solely to the dividend reinvestment plan. In either case, if you do intend to distribute a separate prospectus relating to the dividend reinvestment plan, please amend the registration statement to include the separate prospectus or alternate pages that provide a reasonably detailed description of the plan.
3. Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase plan and for determining the availability of any exemption under Rule 13e-
4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division`s Office of Mergers and Acquisitions.
4. Please advise us how the redemption of shares will be conducted in a manner that is consistent with the restrictions on activities by issuers during distributions of securities set forth in Regulation M.
This discussion should address compliance with Regulation M in the current offering and any offerings that may take place in the future.
5. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Refer to Item 19.B of
Industry Guide 5.
6. We note that you do not appear to have included a dealer prospectus delivery obligation on the outside back cover page of the prospectus. Please revise or alternatively tell us why it is not appropriate. Refer to Item 502 of Regulation S-K.
7. The basis for comparative factual assertions and for your management`s beliefs must be clear from the text of the prospectus or supporting documents must be provided to us. Please revise your disclosure throughout the document to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:
* on page 10 and 48, "CBRE Investors` research department believes that the U.S. economic expansion is broad-based and sustainable;"
* on page 1, 2 and 8, `CB Richard Ellis, the largest global commercial real estate services firm, based on 2004 revenue;"
* on page 2, "CBRE Investors manages approximately $15.1 billion in real estate assets worldwide for some of the largest institutional real estate investors in the world."
8. We note your use of the term "leading" throughout the document. For instance, on page 9 you note that your "key resources include local market intelligence from the CB Richard Ellis network and analysis from its leading real estate market research affiliate, Torto Wheaton Research." The term "leading" is vague and abstract.
Please revise to clarify your use of this term and provide us with current industry data that supports your assertions. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.
9. Please clearly explain your business with the goals of plain English in mind. The first time you utilize industry jargon and technical terms please either define the terms or refrain from using them. In this regard, please either revise to explain or delete the following terms:
* "top-down" strategic research direction
* "bottom-up" analysis
* institutional quality properties
* Class A property (page 62)

10. Please provide the disclosure required by Item 11(d) of Form
S-11
regarding your promoters.

Cover
11. You state that that you invest in "high quality real estate properties." Please revise to define the term "high quality."




12. The cover page should contain only information required by Item
501 or that is key information. In this connection please delete the second sentence in the first paragraph. Further, please omit cross-references from the cover page other than the cross-reference to the risk factor section. See our Plain English Handbook available at www.sec.gov.
13. In this connection, we note your statement that selling commissions may be reduced or waived for "certain" categories of purchasers. Please revise to briefly identify those categories of purchasers rather than including a cross-reference to the "Plan of Distribution."
14. Please revise the cover page risk factors to include the risk that although you anticipate that aggregate borrowings will not exceed 65% of the cost of your assets, the limitation on your borrowings imposed by your charter is 300% of net assets and the risk that high leverage will reduce your ability to pay distributions.
15. Please revise the second cover page risk factor to clarify that you have not identified any specific property to purchase with the proceeds of the offering.
16. Please revise the third cover page risk factor to briefly identify the affiliated parties, how you are affiliated and to briefly identify the nature of the conflicts including that the advisory agreement was not negotiated at arms-length and that the advisor will receive compensation regardless of the performance of the properties.

Table of Contents
17. Please revise to include all risk factor subheadings.

Questions and Answers about this Offering, page 1
18. Please be aware that we view the Question and Answer section and the Summary section of the prospectus to be one section. Your Q&A should not repeat any information that appears in the summary and vice versa. To the extent there is repetitive text in these sections, please revise to minimize the repetition. We note, for example, that both sections contain information relating to your intended operations and material terms of the offering. As written, the Q&A and Summary sections are lengthy and do not provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. Please limit your summary to key information about your business and your offering, and provide the more detailed disclosure in the body of the prospectus. Refer to
Securities Release 33-6900 and Item 3 of Industry Guide 5.
How are you different from your competitors who offered unlisted REIT shares to the public, page 2
19. In listing the differences between yourself and your competitors who offer unlisted REITs, you state that your "investment strategy is research oriented and analytically based." You also note that you "use a disciplined process in making investment decisions."
Please
advise us as to the basis for your assertions that your competitors are utilizing neither a research oriented and analytically based investment strategy nor a disciplined investment decision process.

Summary, page 8
20. Please revise to include a separately captioned discussion of conflicts of interest that identifies all persons and entities with conflicts of interests or potential conflicts of interests,
describe
the nature of each person`s affiliation with you and discuss the nature of each conflict identified.
21. We note that you may invest in "mortgages or other investments where we could seek to acquire the underlying property." Similarly, in the business section you state that you may invest in "other real
estate-related assets."  Please revise to briefly discuss here,
and
in more detail in the business section, the nature of the
mortgages
or "other investments" in which you may invest.   For example, if
you
may invest in second mortgages, construction loans, subprime mortgages, mezzanine debt or mortgage-backed securities, please revise to discuss these investments and whether there are any limitations on the amount that may be invested in each category of
investment.   Further, please revise to include a discussion of
the
investment criteria for loans in which you may invest. Refer to Item
13(b) of Form S-11.
22. Please revise to include an organization chart that reflects your current structure and ownership as well as the ownership of your affiliates.

Acquisition Strategy, page 9
23. Please revise to disclose that there are no limitations on the amount that you may invest in any type of permitted investment.







Risk Factors, page 11
24. Please revise so that your summary risk factors appear no later than the second page of your summary. Further, you state on the cover page and on page 11 that the Risk Factors section begins on page 16. Please note that the Risk Factors section begins on page 17.

Compensation To The Investment Advisor; Equity Investment By An
Affiliate Of The Investment Advisor, page 13
25. Please revise to specifically note that the Initial
Administration Fee are not related to the performance of the properties you hold.

Distributions, page 14
26. You state that "[p]rovided we have sufficient cash flow to pay dividends, we intend to declare dividends on a daily basis and we expect to pay dividends to you on a quarterly basis." Please revise to note that you will have to sell properties or borrow money if your cash available for distribution is less than 90% of your REIT taxable income.
27. Please revise your disclosure to note that distributions may constitute a return of capital, rather than a dividend on investments.

Share Redemption Program, page 14
28. You note on page 80 that you cannot guarantee that any funds set aside for your share redemption program will be sufficient to accommodate any requests made in any year. Please revise this section to note this fact.

Risk Factors, page 17
29. Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example:
* on page 25, you state that "although we believe that the properties that we will acquire will be substantially in compliance with present requirements"
* on page 27, you state that "although this cannot be assured, we believe that any noncompliance with the REIT 5% asset test resulting from our investment in the fund should be due to reasonable cause and not willful neglect and, therefore, our qualification as a REIT should not be affected."


30. We note that you may invest in undeveloped property and "mortgages or other investments where we could seek to acquire the underlying property." Please revise to include separately captioned risk factors that discuss the risks associated with each of your permitted types of investments and any impact on distributions to investors. For example, if you may invest in second mortgages, construction loans, subprime mortgages, mezzanine debt or mortgage-backed securities, please revise to discuss the risks associated with each type of investment.
31. We note that you plan to use derivative financial instruments for hedging such as interest rate swap and cap agreements. Please disclose in the risk factors section all associated risks for all of your derivative instruments, including, without limitation, risks such as basis risks, credit risk, and legal enforceability risks. Make clear that hedging strategies may reduce the overall returns on your investments. Describe in sufficient detail the policies and procedures implemented to address risks associated with the use of derivatives. If no such policies and procedures are in place, please disclose so in the risk factor section.

If the Investment Advisor loses or is unable to obtain key personnel, our ability to implement our investment strategies could be delayed or hindered, page 17
32. You indicated that you are dependent on the Investment Advisor`s key personnel. Please revise to identify all of the Investment Advisor`s key personnel. If key personnel refers to those directors and executive officers listed on page 65, so state.

Conflict of Interest Risks, page 18
33. On page 72, you state that you "will not purchase or lease properties in which the Investment Advisor or its affiliates has an ownership interest without a determination by a majority of our trustees, including a majority of any independent trustees not otherwise interested in such transaction." Please add a risk factor addressing potential purchases or leases of properties from your Investment Advisor or its affiliates.

We pay substantial fees and expenses to the Investment Advisor, its
affiliates and participating broker-dealers, which payments
increase
the risk that you will not earn a profit on your investment, page
18
34. You state you will pay the Investment Advisor and its affiliates substantial fees for their services. Please expand your disclosure to briefly describe these fees.


Real estate investments are long-term illiquid investments and may be difficult to sell, page 21
35. Please provide a separate risk factor for the bullet that addresses the changes in interest rates.

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 35
36. Please disclose and discuss your financial and non-financial performance indicators that management uses to manage and assess the business and that would be material to investors. Refer to SEC Release 33-8350.
Overview, page 35
37. You state that you "conduct substantially all of [your] activities through, and substantially all of [your] real estate investments are held, directly or indirectly, by CBRE OP." Please revise to note who or what besides CBRE OP conducts your activities and holds your real estate investments.

Result of Operations, page 39
38. Please note the exact dates of expiration for the three commercial properties leases.
39. You state that you are "actively seeking acquisition and other investment opportunities in other markets of the US, and in Western
Europe and Japan, some of which are in various stages of negotiation and due diligence." Please revise to note if you have entered into any firm commitments in regards to any of these properties.
40. We note that you are in various stages of negotiation and due diligence with respect to additional acquisition activities. Please tell us and clarify if true that these do not represent probable acquisitions, or advise us of your consideration of Rule 3-14 of Regulation S-X.

Financial Condition, Liquidity and Capital Resources, page 39
41. Please revise your disclosure to include the anticipated cash outlay under the advisory agreement with your Investment Advisor and affiliates.
42. Please revise to note whether you have sufficient cash resources, without the proceeds of this offering, to continue in operation for the next twelve months. If necessary, you may differentiate between cash needed to maintain versus grow the operations.
43. We note your statement that your declaration of trust limits your borrowing to 300% of your net assets which is equivalent to 75% of the cost of your assets. Please revise to explain how you are defining "net assets" and please show us how 300% of your net assets equals 75% of the cost of your assets.

Qualitative Disclosures about Market Risk, page 41
44. Please tell us how you considered the disclosure requirements of
Item 3-05 of Regulation S-K with respect to your fixed rate debt.

The Company, page 42
45. Please disclose your website if any.  Refer to Item 101(e)(3)
of
Regulation S-K.
46. We note that you have adopted a performance bonus plan for employees but do not have any full time employees. Please revise to note if you anticipate any material changes in the number of
employees.   Refer to Item 101(a)(2) of Regulation S-K.

Prior Performance Summary, page 45
47. We note your disclosure that the tables provide information concerning real estate programs sponsored by CBRE Investors and its affiliates which have investment objectives similar to yours. We further note from your response to comment 61 that you have provided information for a sponsor with no public track record. Since CBRE Investors and its affiliates do not appear to have sponsored at least three public programs with investment objectives similar to yours, please revise the tables to provide information for each prior program even if the investment objectives for those programs are dissimilar. Please note that as to the programs with dissimilar investment objectives, those programs may be grouped together in some of the tables. Please revise or advise.
48. Please revise to provide the information required by Item 8A of
Guide 5, including for example, the total number of investors.
49. Please expand your statement that each of the 8 prior programs had investment objectives that are similar to yours by disclosing the factors considered in determining that the prior programs had investment objectives similar to the registrant. Further, please revise to disclose that unlike this offering there were no sales commissions paid in the prior programs in which 100% of the amounts raised were invested.
50. In your narrative disclosure, please include a description of any major adverse business developments encountered by your Investment Advisor. We refer to Item 8.A.2 of Guide 5.
51. Tell us what consideration was given to discussing your distributions in comparison to cash flow from operating activities for your programs in which the distributions exceeded operating cash flow, identifying the alternative source of the distributions.

Development and Construction of Properties, page 50
52. Please disclose whether there is currently an affiliate of the Investment Advisor that performs development activities or if the Investment Advisor or its affiliates have plans to form such an entity.

Management of the Company, page 56
53. Please revise to include a compensation table detailing the compensation paid to your executive officers for your most recently completed fiscal year. Refer to Item 402 of Regulation S-K.

Our Executive Officers and Trustees, page 56
54. On page 57, you state that prior to the commencement of this offering you will have five trustees. Please revise this section to note the fifth trustee once the trustee has been selected.
2004 Performance Bonus Plan, page 60
55. Please revise to note who can participate in this Bonus Plan. For instance, please note whether your executives, trustees, or employees of your Investment Advisor are eligible to participate in the Bonus Plan.

Certain Relationships and Related Party Transaction, page 70
56. We note your statement that "certain of our executive officers and trustees are also officers and directors of the Investment Advisor." Please revise to identify all related parties by name and position. To the extent known, please quantify their interests in your manager or its affiliates, and the resulting interest in the related transactions.

57. Please revise to discuss that the advisory agreement was negotiated by related parties and that it may not be terminated (except for cause) without substantial penalties and that advisor`s compensation is not necessarily tied to the performance of the portfolio-or that it may encourage speculative behavior.

Ownership by the Investment Advisor and its Affiliates, page 71
58. You state that an affiliate of the Investment Advisor owns
25,000
class A units in CBRE OP and class B and class C limited partnership interests in CBRE OP. Please revise to note the identity of the affiliate. Also, please revise to note the consideration paid for these units and interests and whether these transactions were conducted at arms-length.

Conflict Resolution Procedures, page 72
59. You state that you "will not purchase or lease properties in which the Investment Advisor or its affiliates has an ownership interest without a determination by a majority of our trustees, including a majority of any independent trustees not otherwise interested in such transaction." Please advise us if you anticipate that you will or whether you already have identified for purchase, prior to the effectiveness of this registration statement, any properties in which your Investment Advisor or its affiliates has an interest.

Affiliated Service Providers, page 74
60. You state that the "Investment Advisor intends to capitalize on its affiliation with CB Richard Ellis through a preferred services relationship which improves access to the highest quality professionals, the potential for a discounted "portfolio level" fee structure in the future, and national purchasing power for supplies and vendor contracts." Please revise to provide further detail on the Investment Advisors "preferred services relationship." This discussion should include whether there is written agreement regarding the services to be provided. Also, please note how the potential for a discounted "portfolio level" fee structure can be realized. Lastly, please advise or revise to note the basis for your assertion that you will have access "to the highest quality professionals."

Meetings and Special Voting Requirements, page 77
61. You note that "shareholders are entitled to vote at a duly held meeting at which a quorum is present." Please revise to note the quorum requirements under Maryland law.



Transfer Restrictions, page 77
62. We note that your declaration of trust provides that any transfer of shares that would violate your share ownership limitation is null and void. Please expand your disclosure to discuss any restrictions on the transferability of shares imposed by state suitability standards or blue sky laws. Refer to Item 16 of Industry Guide 5.
63. On page 71, you state that CBRE Investors, an affiliate of the Investment Advisor, purchased 225,000 of your common shares. In this section, you note that CBRE Investors, owns approximately 218,000 common shares. Please advise us as to the reason for the discrepancy in the amount of shares owned by CBRE Investors.

The Operating Partnership Agreement, page 87

General, page 87
64. You state that "an affiliate of the Investment Advisor purchased
25,000 common, or class A, units in CBRE Operating Partnership, L.P."
Please revise to describe the class A units and common units of the
Operating Partnership.

Certain U.S. Federal Income Tax Consequences, page 90
65. Please revise to reflect that you have received an opinion of counsel. The opinion must speak as of the effective date and you must file a signed opinion prior to effectiveness.

Compensation We Will Pay for the Sale of Our Shares, page 111
66. You note that you "will indemnify a participating broker-dealer against some civil liabilities, including certain liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in any broker-dealer agreement." Please provide a brief description of such indemnification provisions.

Financial Statements

General
67. Please update the financial statements in accordance with Rule
3-
12 of Regulation S-X.


Note 6 - Concentrations, page F-18
68. We note your presentation of the consolidated condensed financial information of Pinault-Printemps-Redoute and Cobham, PLC. Clarify if the parent companies are subject to filing periodic reports with the
Commission. If not, please tell us your basis for presenting summarized financial information in lieu of audited financial statements. In addition, confirm that the parent companies are guarantors under the lease agreements.

Note 7 - Asset Management and Other Fees to Related Parties

Affiliate Equity Investment, page F-20
69. Clarify how you accounted for the Class B and C limited partnership interests upon issuance and your basis in GAAP for your accounting treatment. Also explain how these interests were valued.

Schedule III, page F-22
70. Please advise us how this schedule includes all of the information required by Rule 12-28 of Regulation S-X or revise accordingly.

Appendix A

Table II, A-3
71. Please tell us why the amounts shown as cash generated from operations plus the amounts paid to sponsors does not agree with the amounts shown as cash generated from operations in Table III.

Table III - Operating Results of Prior Programs, page A-4
72. We note that you present unrealized appreciation
(depreciation)
in this table. Please disclose if these funds presented their assets at fair market value or at historical cost.









Part II

Item 33. Recent Sales of Unregistered Securities, page II-1
73. In the last sentence of the first paragraph, you state that "CB
Richard Ellis Investors, L.L.C. also purchased 225,000 common shares of beneficial interest in the private placements at $9.70 a share."
Please revise to clarify if these shares were included in the 5,818,799 shares sold from July 2004 to October 2004 or if this was a separate offering.
74. Please revise to identify the affiliate that purchased the Class
A units in the OP.

Item 37. Undertakings, page II-4
75. As a matter of consistency with the rest of the registration statement, please revise this section to replace your use of "Advisor" with "Investment Advisor."

Exhibits
76. Please file all required exhibits as promptly as possible. We must review all the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.






	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.














	You may contact Thomas Flinn, Accountant, at (202) 551-3469 or
Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202)
551-
3856 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,



      Elaine Wolff
      Legal Branch Chief

cc:	Robert E. King, Jr., Esq. (via facsimile)
	Clifford Chance US LLP

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Jack A. Cuneo
CB Richard Ellis Realty Trust
September 9, 2005
Page 1